LRP Landesbank Rheinland-Pfalz

RECEIVED

2004 NOV -5 A 10:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Room 3099 (3-7)
450 Fifth Street
Washington, DC 20549
USA

[redacted]

04045916

55098 Mainz
Telefon (0 6131) 13-01
Internet: www.lrp.de
E-Mail: LRP@LRP.de
BLZ 550 500 00

Ihr Gesprächspartner
Desmond Fennell

Ihre Zeichen	Telefon (0 61 31) 13-3314	Datum	28 October, 2004
Unsere Zeichen	Telefax (0 61 31) 13-3630	E-Mail	desmond.fennell@lrp.de

LRP EUR 200 mn 3.25% Global Public Sector Pfandbriefe
Increase of the € 1.5 bn of June 2003 to € 1.7 bn
Rule 12g3-2(b); File No. 82-4930

SUPPL

Dear Sirs,

Please find enclosed, the prospectus pursuant to § 38 Stock Exchange Admission Regulation for the admission of the following issue:

Issuer:	Landesbank Rheinland-Pfalz -Girozentrale-, Mainz
Type of Securities:	3.25% Global Public Sector Pfandbriefe (due 2010) Increase of the € 1.5 bn of June 2003 to € 1.7 bn
Nominal Amount:	EUR 200,000,000.--
Series:	599
German Securities Code/: ISIN	201570 / DE0002015708

The issue is included in the official listing on the Frankfurt Stock Exchange. The prospectus was published in the "Börsen Zeitung" No. 211, on 30 October 2004.

Should you have any questions, please do not hesitate to contact us.

Landesbank Rheinland-Pfalz
- Girozentrale -

Peter Kammerer   Prisca Schuster

PROCESSED
NOV 30 2004

dlw 11/5

Encl.

dsf/ SEC Jumbo Brief.doc

L A N D E S B A N K R H E I N L A N D - P F A L Z
Girozentrale Mainz

prospectus according to § 38 Stock Exchange Admission Regulation for the admission of the following securities issue of Landesbank Rheinland-Pfalz - Girozentrale -, Mainz, to be included in the official listing at the Frankfurt Stock Exchange (amtliche Notierung)

amount	type of securities	ISIN	interest date + first coupon	start of interest	due date	amounts already listed
EUR 200,000,000.--	3.25 % Global Public Sector Pfandbriefe series 599 (2010) increase of the € 1.5 bn of June 2003 to € 1.7 bn	DE0002015708	June 4 ann. + June 4, 2005	Sept. 30, 2004	June 4, 2010	1,5 bn

Start of trading at the stock exchange for the issue was November 1, 2004.

For the legally non-binding English translation of the wording published please see next page.

The securities were launched according to the approvals of the governing bodies.

The securities were sold by an international syndicate led jointly by Barclays Bank PLC Frankfurt Branch, Bayerische Hypo- und Vereinsbank AG, Citigroup Global Markets Ltd. Zweigniederlassung Frankfurt, Credit Commerciale de France, Deutsche Bank Aktiengesellschaft, Dresdner Bank Aktiengesellschaft, Landesbank Baden-Württemberg, Landesbank Rheinland-Pfalz Girozentrale, UBS Limited and WestLB AG.

The securities are represented by a permanent global certificate (the „CBF Global Certificate"), which has been deposited with Clearstream Banking AG, Frankfurt am Main („CBF"). The CBF Global Certificate is issued in bearer form and represents the Pfandbriefe kept in custody for financial institutions that are accountholders of CBF, including such Pfandbriefe which are held through Clearstream International S.A. („CBL") or Euroclear Bank S.A./N.V. as operator of the Euroclear System („Euroclear"), The smallest trading unit is EURO 1,000.00 or a multiple thereof. Definitive certificates representing individual Pfandbriefe will not be issued during the lifetime of these securities, an exchange in such definitive certificates, is therefore excluded. The purchasers acquire co-ownership in the CBF Global Certificate equal to the amount of the Pfandbriefe purchased.

Transfers of Global Public Sector Pfandbriefe between CBF, CBL and Euroclear participants shall be effected in accordance with the procedures established for this purpose.

The securities are admitted for collective deposit („Girosammelverwahrung") and are not subject to early redemption at the option of the holders or at the option of the issuer.

The securities were issued pursuant to the German Act concerning Pfandbriefe and Similar Debt Obligations of Public Law Credit Institutions (Gesetz über die Pfandbriefe und verwandten Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten, the "German Pfandbrief Act"). Payment of principal and interest from the Global Public Sector Pfandbriefe are secured by the securities, loans and other assets listed in the appropriate register maintained by the bank, and if necessary, by the bank's other assets. In addition the guarantors of the bank are liable („Guarantee Obligation" and „Maintenance Obligation").

On 1st October, 2004 LRP, the Sparkassen- und Giroverband Rheinland-Pfalz (Savings Banks and Giro Association of Rheinland-Pfalz, the "SGV") and Landesbank Baden-Württemberg ("LBBW") (among others) signed a *Grundlagenvertrag* (the "Basic Agreement") concerning the reorganisation of LRP's ownership structure. Pursuant to the Basic Agreement, the SGV is obliged to transfer its stake in LRP after the spin-off mentioned below, to LBBW on 1st January, 2005 which would then become the sole owner of LRP, directly and indirectly via its subsidiary LBBW Finance-Holding GmbH. The Basic Agreement will lead to a parent company/subsidiary relationship between LBBW and LRP as of 1st January, 2005, whereby LBBW and LBBW Finance-Holding GmbH will, subject to certain limitations set out in the "Description of Landesbank Rheinland-Pfalz" in the Prospectus dated 19th July, 2004, become the sole guarantors for all obligations of LRP created from this date onwards. The SGV will continue to be a guarantor of LRP's obligations which have been created prior to 1st January, 2005.

On October 4, 2004 LRP took over WestLB Beteiligungsholding GmbH's 37.5 per cent. stake in the share capital of LRP by calling in the capital. This increased the stake held by the SGV from 50 per cent. to 80 per cent. and the stake held by LBBW Finance-Holding GmbH from 12.5 per cent. to 20 per cent. As from the takeover, WestLB AG and WestLB Beteiligungsholding GmbH will continue to be guarantors of those obligations of LRP created up to the time of the takeover, subject to certain limitations set out in the "Description of Landesbank Rheinland-Pfalz" in the Prospectus dated 19th July, 2004. For any obligations of LRP created from the time of the takover onwards, the SGV, LBBW and LBBW Finance-Holding GmbH are LRP's guarantors, subject to certain limitations set out in the "Description of Landesbank Rheinland-Pfalz" in the Prospectus dated 19th July, 2004.

As of 1st January, 2005, the Landesbausparkasse Rheinland-Pfalz, the State Building Society of Rhineland-Palatinate, will be spun off from LRP.

The securities are gilt-edged („mündelsicher" according to § 1807 BGB („Bürgerliches Gesetzbuch")) and eligible to serve as insurance reserve.

Interest will be calculated on the actual/actual basis according to ISMA-method 251. Interest payments and other services will be performed by Clearstream Banking AG or by the banks as the custodians of the Pfandbriefholders.

Repayment will take place at maturity in the full principal amount of the Pfandbriefe. Interest is paid until but not including the maturity date, which is also true even if § 193 BGB („Bürgerliches Gesetzbuch") applies. In this case payment will take place on the following business day.

The Pfandbriefe are governed by German law. The place of performance for all obligations resulting from the bank's securities is Frankfurt am Main. Any action, suit or other legal proceedings ("Proceedings") arising out

of or in connection with the Pfandbriefe may be brought in the District Court (*Landgericht*) in Frankfurt am Main, to the extent permitted by law.

The proceeds from the sale of Pfandbriefe serve to refinance municipal loan transactions as well as other lending businesses.

Proceeds from the securities are liable to income tax pursuant to German law. The purchaser should inform himself of the treatment of the proceeds for tax purposes.

All details concerning the Global Public Sector Pfandbriefe (e.g. Global Certificate and details about custody, transfers, payments) can be found in the terms and conditions of the Global Certificate which is available cost-free at the issuer.

The last published annual financial statements (Dec. 31, 2003) can be viewed and obtained at the bank's headquarters.

The Guarantors guarantee all obligations of the Bank. In addition to the Guarantee Obligation, the Guarantors are responsible for ensuring that the Bank can meet its obligations at all times ("Maintenance Obligation").

According to the so called Understanding with the European Commission on Maintenance Obligation and Guarantee Obligation dated July 17th, 2001 the Guarantee Obligation will be abolished after a four year transitional period lasting from July 19th, 2001 to July 18th, 2005, and the Maintenance Obligation will be replaced by a "normal commercial relationship" between the Owners and the Bank.

For liabilities created during the four-year transitional period from July 19th, 2001 to July 18th, 2005, the Guarantee Obligation applies (as of July 19th, 2005, due to grandfathering) on condition that its date of maturity does not fall after December 31st, 2015. The Maintenance Obligation applies in these cases until July 18th, 2005.

Liabilities created from July 19th, 2001 whose maturity does not go beyond July 18th, 2005 come completely under the Maintenance Obligation and the Guarantee Obligation.

The Guarantors of the Bank on July 18th, 2005 are responsible for the honouring of all liabilities of the Bank existing at this date. For the liabilities agreed by July 18th, 2001 this applies without time limit; for those agreed afterwards until July 18th, 2005, this applies only if their maturity does not go beyond December 31st, 2015. The Guarantors will immediately honour their obligations from the Guarantee Obligation vis-à-vis the creditors of liabilities agreed until July 18th, 2005 as soon as they have stated, when these liabilities come due, in due manner and in writing that the creditors of these liabilities cannot be satisfied out of the assets of the Bank. The Guarantors are collectively responsible, in their internal relationship according to their shares.

The admission office of the Frankfurt Stock Exchange has admitted the securities described above to be included in the official listing at the Frankfurt Stock Exchange (amtliche Notierung).

Mainz, November 2004

LANDESBANK RHEINLAND-PFALZ
Girozentrale Mainz